Via EDGAR

September 20, 2024

Mr. Christopher Dunham and Ms. Amanda Ravitz
Division of Corporation Finance
Disclosure Review Program
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Wendy’s Company
Definitive Proxy Statement on Schedule 14A
Filed April 4, 2024
File No. 001-02207

Dear Mr. Dunham and Ms. Ravitz:

We are responding in electronic form to the letter dated September 6, 2024 (the “Letter”) of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding The Wendy’s Company (the “Company”) Definitive Proxy Statement on Schedule 14A filed April 4, 2024.

For your convenience, the comments from the Letter have been repeated below in italics followed by the Company’s responses.

Definitive Proxy Statement on Schedule 14A filed April 4, 2024
Pay Versus Performance, page 80

1.We note that you have included Adjusted EBITDA, a non-GAAP measure, as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K and that you discuss the measure in footnote (8) to your pay versus performance table. Please include within your proxy statement a full description of how the number is calculated from your audited financial statements rather than referring to information in a different filing. If the disclosure appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-reference thereto; however, it is not clear whether Adjusted EBITDA is defined solely by reference to Annex A, since footnote (8) references your “earnings release for the applicable year.”

Company Response

The Company acknowledges the Staff’s comment and will, in future proxy statement filings, provide disclosure showing how a non-GAAP Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi) is calculated from the Company’s audited financial statements.

2.The Company-Selected Measure should, in your assessment, “represent the most important financial performance measure (that is not otherwise required to be disclosed in the table) used by [you] to link compensation actually paid to [your] named executive officers, for the most recently completed fiscal year, to company performance.” See Item 402(v)(2)(vi) of Regulation S-K. Your tabular and related presentation should show the quantified performance for the same measure selected as your Company-Selected Measure in each covered fiscal year, using not only the same name, but also the same calculation method. Quantified performance derived using different adjustments from those used in the most recent fiscal year may not satisfy this requirement. Please discuss whether “Adjusted EBITDA” as calculated for 2020, 2021 and 2022 represents the same measure as “Adjusted EBITDA” as calculated in 2023. We note in this regard your reference to adjustments contained in different earnings releases and in tables with potentially different titles. While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S-K, you must provide disclosure as to how the Company-Selected Measure is calculated from your audited financial statements. A reference to non-specific adjustments determined each year likely does not satisfy this requirement.

Company Response

The Company acknowledges the Staff’s comment and will, in future proxy statement filings, provide disclosure showing how a non-GAAP Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi) is calculated from the Company’s audited financial statements, using the same name and calculation method for each covered fiscal year for any Company-Selected Measure.

3.Refer to the reconciliation tables in footnotes (2) and (4) to your pay versus performance table. It is unclear what amounts are reflected in the rows titled “Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year.” Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, not the “year over year” change in value. Please ensure that your table headings reflect the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.

Company Response

The Company acknowledges the Staff’s comment and will, in future proxy statement filings, change the title of the row headings noted below to clarify that the amounts shown have been, and will continue to be, calculated in accordance with Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K. For similar row presentations in future proxy statement filings, (i) the row in footnote (2) titled “Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year” will be changed to “Change in Fair Value from Prior Year End to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year,” and (ii) the row in footnote (4) titled “Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year” will be changed to “Average Change in Fair Value from Prior Year End to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year.”
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On behalf of the Company, thank you for your consideration of our response. If you have any questions, need further information or would like to discuss any of the information covered in this letter, please contact me at (614) 764-3247.

Sincerely,

/s/ Suzanne M. Thuerk

Suzanne M. Thuerk
Chief Accounting Officer

cc:	Wendy C. Arlin, Chair, Audit Committee of the Board of Directors
Peter H. Rothschild, Chair, Compensation and Human Capital Committee of the Board of Directors
Gunther Plosch, Chief Financial Officer
Lisa Vannis, Deloitte & Touche LLP